UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 15, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

AP98 Controlled Subsidiary – Conroe, TX

On December 15, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, AP98 (the “AP98 Controlled Subsidiary”), for an initial purchase price of approximately $31,750,000, which is the initial stated value of our equity interest in the AP98 Controlled Subsidiary (the “AP98 Investment”). The AP98 Controlled Subsidiary used the proceeds to close on the acquisition of a residential subdivision consisting of 124 homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX. The AP98 Property was built in 2020 and is approximately 98% occupied as of closing. The closing of both the initial AP98 Investment and the AP98 Property occurred concurrently.

The AP98 Investment was partially financed with a $10,000,000 unsecured loan obtained from an affiliate of our sponsor, with a one year initial term and an interest rate of 3.50% per annum, with interest accruing to maturity.  The remaining portion of the AP98 Investment was funded with proceeds from our offering. The loan is expected to be repaid with proceeds from our offering, which we continue to raise on an ongoing basis.

The AP98 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the AP98 Investment (the “AP98 Operative Agreements”), we have full authority for the management of the AP98 Controlled Subsidiary, including the AP98 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the AP98 Investment, paid directly by the AP98 Controlled Subsidiary.

The AP98 Property was acquired for a purchase price of approximately $32,277,000, which includes closing costs and the acquisition fee of approximately $635,000. Due to the stabilized nature of the asset, we do not anticipate incurring additional material hard or soft costs at the AP98 Property in the near term. We plan to operate the property, install professional third party property management, and increase rents at the AP98 Property. There can be no guarantee that such results will be achieved. No third party financing was used for the acquisition of the AP98 Property, though future financing has been assumed in the return projections below.

The Houston MSA continues to be one of the best performing for home rentals in the United States in terms of affordability and supply constraints. With increased demand from a growing population, we feel this well-located investment will provide attractive returns over our holding period.

               The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
AP98	4.6% - 10.0%	5.0%	3.0%	3.0%	4.5%	7-10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Equity REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: December 21, 2020